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			UNITED STATES			OMB Number:		3235-0058
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SEC File Number
			FORM 12b-25			000-54835

			NOTIFICATION OF LATE FILING			CUSIP Number
561409103

(check one):	[X]	Form 10-K	[ ]	Form 20-F	[ ]	Form 11-K	[ ]	Form 10-Q
	[ ]	Form 10-D	[ ]	Form N-SAR	[ ]	Form N-CSR

	For Period Ended:		September 30, 2017

	[ ]	Transition Report on Form 10-K
	[ ]	Transition Report on Form 20-F
	[ ]	Transition Report on Form 11-K
	[ ]	Transition Report on Form 10-Q
	[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions Before Preparing Form.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Malvern Bancorp, Inc.
Full Name of Registrant

Former Name if Applicable

42 E. Lancaster Avenue
Address of Principal Executive Office (Street and Number)

Paoli, Pennsylvania 19301
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K,
[X]		Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution reporton Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Malvern Bancorp, Inc. (the "registrant") is unable to file its Annual Report on Form 10-K for the fiscal year ended September 30, 2017 (the "fiscal 2017 Form 10-K"), within the time period prescribed for such report without unreasonable effort or expense. The registrant requires additional time to complete certain aspects of its fiscal 2017 Form 10-K. The registrant continues to dedicate significant resources to the audit of the financial statements, internal control testing and reporting, and the fiscal 2017 Form 10-K. Currently, the registrant expects to timely file its fiscal 2017 Form 10-K within the extension period granted hereby.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Joseph D. Gangemi, Senior Vice President and Chief Financial Officer		(610)		644-9400
	(Name)		(Area Code)		(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30
of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant
	was required to file such report(s) been filed ? If answer is no, identify report(s).				Yes	[X]	No	[ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
					Yes	[X]	No	[ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant expects to report net income of $5.8 million for fiscal 2017 compared with net income of $12.2 million for fiscal 2016. The registrant disseminated a press release dated December 1, 2017 describing its results of operations for the quarter and twelve months ended September 30, 2017. A copy of that press release was filed by the registrant as an exhibit to the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 1, 2017. The registrant does not expect that the results presented in its Annual Report on Form 10-K for the fiscal year ended September 30, 2017 will differ in any material respect from the results described in its December 1, 2017 press release.

Malvern Bancorp, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

	Date:	December 14, 2017		/s/	Joseph D. Gangemi
				By:	Joseph D. Gangemi
				Title:	Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).